Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

[Below is information made available to employees of VNU N.V. on August 10, 2005]

[VNU Letterhead]
August 10, 2005
Dear Colleagues:
We announced our results for the first half of 2005 today and I’m pleased to report that we delivered another strong performance.
Thanks to your efforts and to solid progress with our key initiatives, VNU’s organic revenues rose 6% in the first six months, with growth in all groups and especially positive results from Media Measurement & Information. Organic EBITDA (earnings before interest, taxes, depreciation and amortization) increased 11%.
Details about our first-half performance can be found in our press release at www.vnu.com. Here are the highlights from each of our business groups:
Marketing Information (MI) delivered steady organic revenue growth of slightly more than 4%, with good gains in most ACNielsen regions, particularly in the developing markets of Eastern Europe, Asia and Latin America. Although growth was slower in ACNielsen Europe, the business continues to invest in new capabilities that will contribute to future growth. Group earnings, while flat, were in line with expectations as MI continued to invest in ACNielsen’s European business and other major growth initiatives.
ACNielsen’s Homescan MegaPanel expansion in the U.S. remains ahead of schedule and is winning significant commitments from clients for new revenue.
MESSAGE FROM THE CHAIRMAN R.F. van den Bergh
Chairman and CEO
Europe’s Homescan expansions in such countries as France, Germany and the U.K. are running on schedule. ACNielsen Europe successfully launched its new data factory in the Netherlands in the first half and has begun deployment in Belgium, France and the U.K. The Atlas project, which is designed to support our growth investments by reducing costs and increasing efficiency, is on track and expanding globally.
VNU Advisory Services, which had a slow first quarter but a better second quarter, expects accelerated growth in the second half from its business units and from the launch of new products. One such product, the DecisionSmart Modeling & Analytical service, was launched in Europe, the U.S. and Asia Pacific during the first half. Advisory Services expects to follow up with Launch Manager in the second half of the year. We also continued to make progress with our One-VNU account management initiative, driving improved relationships and new revenue opportunities with major clients.
Media Measurement & Information (MMI) delivered organic revenue growth of 11% and EBITDA growth of 19%. The group’s outstanding results were led by Nielsen Media Research, which continued its major expansion of national and local People Meter television audience measurement. The Local People Meter has been launched successfully in seven markets and will be introduced in three additional markets next year, and the simultaneous expansion of the National People Meter sample is 75% complete. Nielsen Media Research also deployed its Active/Passive (A/P) meter in the second quarter, a significant milestone in audience measurement.

In testimony before the U.S. Congress in Washington, D.C. recently, Nielsen Media Research opposed proposed legislation seeking to regulate television ratings and affirmed its commitment to work closely with the industry’s rating council, clients and community leaders to ensure transparency and accuracy in television ratings through the free market process.
Internationally, Nielsen Media Research is continuing to expand its Advertising Information Services covering both expenditures and creative content. In February, Nielsen Media Research International and AGB formed the AGB Nielsen Media Research joint venture, which will provide television audience measurement in over 30 countries covering more than 70 percent of the world’s ad spending. Innovative services from MMI, including Nielsen Outdoor, Product Placement and Sponsorship Scorecard are beginning to make a meaningful contribution to the group’s results, and Media Solutions businesses, such as IMS and SRDS, continue to transition their product lines to the web. Revenues increased at Nielsen//NetRatings, with other units in the group continuing to expand their product and service lines.
Business Information delivered a solid performance with revenue growth of 3% and EBITDA growth of 15%. We achieved strong growth from existing and new trade show properties, including Hospitality Design, Couture, ShoWest, GlobalShop and Signature Salons. The group introduced its Hospitality Design China exposition in Hong Kong in June, with better-than-expected attendance. VNU eMedia also delivered strong growth through advertising and licensing in the first half of the year. Lackluster advertising markets in some industries held down results from our publications, but key titles, including Adweek, Intermediair (with an increase in recruitment advertising), Accountancy Age and The Hollywood Reporter performed well. Billboard completed its first major redesign in more than 40 years, an initiative that will serve as the foundation for a wide-ranging transformation of the Billboard brand.
With our business groups all healthy and performing well, we are moving forward aggressively to execute our strategy and accelerate our growth. Our priorities include:
•	Substantial growth in our coverage of markets, media and consumer behavior that will enhance the value of our proprietary information. This includes growth in ACNielsen’s consumer panel and retail measurement coverage; Nielsen Media Research’s expansions in television audience coverage in the U.S. and in global advertising information services; continued growth in Internet coverage; new initiatives that measure the impact of outdoor advertising, product placement and sports sponsorships; and new opportunities for print, electronic services and events in new industry segments.

•	Global expansion that will strengthen our presence in such fast-growing markets as China, Russia, Brazil and India. These countries, where we already have well-established operations, represent major growth opportunities for our clients and we will continue to develop our capabilities there.

•	Innovation in technology and services that will leverage our expertise in information systems and tools, together with the experience and knowledge of our people, to create new products.

•	Integrated solutions for clients’ key business issues that will deliver higher value and a real return on their investment in our relationship.
Shortly after the end of the first half, we announced our agreement to merge with IMS Health. This exciting merger will bring an exceptionally strong and growing market intelligence business into the VNU organization, and it will help us to better execute each of our strategic priorities. Both the investor and business community have reacted very positively to the merger. Planning has begun for the rapid integration of our companies and we remain on target to close the merger in the first quarter of 2006. We’re looking forward to welcoming and working closely with our new colleagues from IMS Health.
Looking to the second half of 2005, it’s vital that we maintain and accelerate our momentum in the marketplace and continue to improve our results. We anticipate that our growth will accelerate in the second half of the year, and that we will achieve 6% growth in organic revenue, with organic EBITDA growth in the high single digits.
Yet the numbers don’t tell the full story. VNU’s success ultimately relies on the hard work, ingenuity and passion of our people. It’s each of you that help to deliver the quality products and services we bring to our clients, readers and constituents worldwide. It’s each of you that make our workplaces fun and worthwhile places to be; and it’s all of us working together that will help keep our promise to provide unmatched market intelligence to clients and unmatched opportunities for our people.
We have a bright future ahead of us, and with your continued, wholehearted commitment, I am confident we will succeed.
Best regards,
/s/ R.F. van den Bergh

About IMS Health Incorporated
IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX). Additional information is available at http://www.imshealth.com.
About VNU N.V.
VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Additional information is available at http://www.vnu.com.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).
Additional Information and Where to Find It
     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.
Participants in Solicitation
     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.
Regulation G Legend
     This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.